UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 23, 2017

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: February 23, 2017	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Q1

H1

Q3

FY

2016
Orange financial results

Stéphane Richard
Chairman and CEO

Ramon Fernandez
Deputy CEO, Chief Financial and Strategy Officer

23 February 2017

orange™

Disclaimer

This presentation contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange's strategy, particularly its ability to maintain control over customer relations when facing competition with OTT players, risks related to banking activities, loss or disclosure to third parties of customers data, Orange's ability to withstand intense competition in mature markets, networks or software failures due to cyberattacks, damage to networks caused by natural disasters, terrorist acts or other reasons, various frauds affecting Orange or its clients, Orange's ability to retain the neccessary skills facing numerous employees retirements and new needs, difficulties in integrating newly acquired businesses as part of the telecommunication sector's consolidation in Europe, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, possible health adverse effects associated with the use of telecommunications equipment, risks related to the single brand strategy, the eruption of a global financial or economic crisis, fiscal and regulatory constraints and changes, and the results of litigation regarding regulations, competition and other matters, disagreements with its partners in companies that Orange does not control, the terms of access to capital markets, interest rate or exchange rate fluctuations, Orange's credit ratings, changes in assumptions underlying the accounting value of certain assets and resulting in their impairment, and credit risks or counterparty risks on financial transactions. More detailed information on the potential risks that could affect our financial results is included in the Registration Document and in the annual report on Form 20-F filed on April 4, 2016 with, respectively, the French Autorité des Marchés Financiers (AMF) and the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section one
FY 2016 highlights

2016 Group achievements towards Essentials2020


Offering enriched connectivity
Reinventing the customer relationship
Building a company model that is both digital & caring
Supporting the transformation of business customers
Diversifying by capitalizing on our assets
An unmatched customer experience

Revenue	€ 40.9 bn	FY'16 yoy +0.6% +€248m
Adjusted EBITDA*	€ 12.7 bn	FY'16 yoy +1.3% +€159m
Capex	€ 6.97 bn	FY'16 yoy +3.0% +€202m
Net debt / adjusted EBITDA telecom	1.93 x	FY'16 yoy -0.08x

Group figures include 3 months of Orange Bank

yoy : comparison with the same period of the previous year, on a comparable basis unless otherwise specified

* see slide 28 for EBITDA adjustments

Convergence, the bedrock of our commercial performance



Group customers	**263 m**	+0.7% yoy
4G Europe customers (including France)	**28 m**	+58% yoy
FTTH customers	**3.3 m**	+75% yoy
Convergent B2C customers	**9 m**	+10% yoy

Focus on 2016 investments



FY 2016 Capex	**+3.0%** yoy
FTTH homes connectable (France, Spain, Poland, Slovakia, Romania)	**+57%** yoy
18 **4G countries in 2016**	New 4G countries in 2016: Ivory Coast, Tunisia, Senegal, Liberia
Spectrum acquisition	Poland, Egypt, Spain, Jordan, Senegal, Ivory Coast
Rebranding	Egypt, Belgium, Morocco

Orange portfolio


Hi
Ciao
Bonjour
Hallo
Hola

- Closing of EE disposal
- Closing of Telkom Kenya disposal
- Integration of Tigo in DRC, Cellcom in Liberia and Airtel subsidiaries in Burkina Faso and Sierra Leone
- Integration of Sun Communications in Moldova
- Integration of Groupama Banque, now Orange Bank
- Integration of Lexsi and Log In
  - LEXSI
  - Log.in consultants
- Orange Digital Investments
  - SECBI
  - PAYJOY
  - bandwidthX
  - KissKiss BankBank
  - JUMIA



2016 guidance achieved

* subject to shareholders' approval; ex-date June 12th, record date June 13th, payment date June 14th



Adjusted EBITDA	**2016 > 2015** comparable basis ✓
Net debt / adjusted EBITDA telecom	**Around 2x** in the medium term ✓
Dividend*	2016 dividend **€0.60** June 14th, 2017 2016 balance €0.4 ✓
M&A policy	Selective with focus on existing footprint ✓

Section two
Financial results overview

Revenue growth in 2016, one year ahead of Essentials 2020 target

2016 revenue*	Q4 2016	FY 2016
€40.9bn	+1.0%	+0.6%
	+€106m	+€248m


Group revenue growth yoy
-3.8%
-3.4%
-2.3%
-0.6%
-0.9%
-0.2%
+0.5%
+0.1%
+0.6%
+0.0%
+0.8%
+1.0%
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16
Q4 16


Q4 revenue evolution, telecom (in €m)
10,411
-40
96
13
-1
11
21
-1
6
10,516
Europe: +€119m
Q4 15 cb
France
Spain
Poland
Belgium & Lux.
Central Europe
Africa & Middle East
Enterprise
IC&SS & eliminations
Q4 16

* Orange Bank Net Banking Income is not included in Group revenues but in Group other operating income

Growth in adjusted EBITDA driven by revenues and efforts on costs

	Q4 2016	FY 2016
FY 2016 Adjusted EBITDA (telecom)	+4.8%	+1.3%
	+€145m	+€164m
€12.7bn	30.3% of rev. +1.1pt yoy	31.0% of rev. +0.2pt yoy

Adjusted Ebitda growth (telecom, yoy in %)



-5.6%
-2.8%
-2.5%
-0.4%
-2.1%
-1.2%
+1.6%
+1.7%
-1.6%
+0.1%
+1.6%
+4.8%
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16
Q4 16

Adjusted EBITDA evolution (telecom, in €m)



12,530
248
639
Explore 2020
-50
-40
-70
-82
-117
-167
-197
-723
12,694
EGP FX effects
Employee share plan
Rebranding & Euro2016
Taxes
Interconnection, IT & Network
Content
Activity effects & others
-€84m
OPEX increase
Adj. EBITDA FY'15 cb
Revenues growth
Explore2020 efficiency plan
Costs evolution
Adj. EBITDA FY'16

Explore2020 operational efficiency plan on track

2015 - 2016 gross savings* (telecom)	78% OPEX
€1.7bn	22% CAPEX
2015 - 2018 ambition: €3bn	

Digitalization

18% of gross savings

- Customer relationship digitalization
- Data management for efficiency (ex. Big Data)

39% of customer interactions are digital

Sharing & mutualization

34% of gross savings

- Fixed and mobile networks sharing
- Shared services throughout the Group

50% of mobile network sites are shared


€1.7bn
gross savings*
2015 – 2016

Simplification

28% of gross savings

- Distribution channels optimization
- Offers simplification and pruning
- Information system transformation
- Legacy technologies rationalization

-7% yoy decrease of stores in Europe

Green efficiency and other initiatives

20% of gross savings

- Real estate optimization
- Equipment recycling
- Energy metering and use of green energy

-6.5% yoy decrease of energy consumption per customer

* OPEX and CAPEX

Net income Group share grew by 283m€

in €m	FY 2015 historical	FY 2015 cb	FY 2016 actual	
adjusted EBITDA	12,418	12,524	12,682	
adjustments*	-1,141	-1,205	-963	
reported EBITDA	11,277	11,319	11,719	
depreciation & amortization	-6,465		-6,728	1
impairment of goodwill & assets	-38		-979	2
share of profit (losses) of associates	-38		-46	2
other income	6		111	
operating income	4,742		4,077	
Effects resulting from BT shares			-533	3
financial result (excluding BT)	-1,583		-1,564	
tax	-649		-970	4
net income from continuing activities	2,510		1,010	
net income from discontinued activities	448		2,253	5
net income from consolidated Group	2,958		3,263	
minority interests	306		328	
net income Group share	2,652		2,935	

1. Mainly reflects the change of perimeter with the consolidation of Jazztel and Meditel and the acceleration of Fiber roll-out in France
2. Impairment of Poland, Egypt, DRC and Cameroon
3. Depreciation of BT shares, net of dividends recorded from BT
4. Impairment of deferred tax assets in Spain related to the restriction of tax losses carryforward utilization
5. Gain on disposal of EE, including dividends received in January. In 2015, mostly related to the dividends received from EE

* see details on slide 28

Net debt evolution in 2016

Telecom net debt down by €2.1bn in 2016



-€2.1bn
€1.0bn
26.6
-5.7
-0.2
0.3
0.3
0.4
0.6
0.9
1.1
1.6
1.8
27.5
-3.1
24.4
dividends paid to minority interests
coupons on subordinated notes
litigations
other operational and financial elements
income taxes paid
net financial interests paid
dividends paid to ORA shareholders
Net debt end of 2015
Adj. EBITDA - CAPEX & change in working cap.**
Spectrum and licences paid
Net debt end of 2016 before acquisitions and disposals
Net acquisitions and disposals ***
Net debt end of 2016

2.01x *	net debt / adjusted EBITDA ratio	1.93x

* Calculated by dividing (A) net financial debt, including 50% of the net financial debt of the EE JV in the U.K., by (B) adjusted EBITDA including 50% of the EBITDA of EE JV and including Jazztel and Meditel EBITDA over 12 months

** Changes in working capital adjusted of the €350m fine on the B2B market in France, which is presented in the litigation bucket, and including Capex suppliers

*** Does not include the value of BT shares received. Includes acquisition of Groupama Banque

Section three
Business review

Q4 2016 France

BB and fixed wholesale supporting revenue trend, improved adjusted EBITDA

in m€	Q4 16	yoy cb	FY 16	yoy cb
Revenues	4,825	-0.8%	18,969	-1.0%
mobile services	1,783	-4.6%	7,207	-4.0%
mobile equipment	255	+4.7%	775	+6.1%
fixed services	2,630	+1.4%	10,403	+0.7%
other revenues	156	-1.7%	584	-0.9%
Adjusted EBITDA			7,134	+0.5%
Adjusted EBITDA margin			+37.6%	+0.6pt
CAPEX			3,421	+10.5%
CAPEX/revenues			+18.0%	+1.9pt

Broadband ARPU

12 months rolling ARPU, €/month



33.3€
33.0
33.1
33.2
33.3
Q1 16
Q2 16
Q3 16
Q4 16

Mobile ARPU

12 months rolling ARPU, €/month



22.2€
22.4
22.3
22.2
22.2
Q1 16
Q2 16
Q3 16
Q416

Revenue evolution (yoy in %)



Broadband services
PSTN
Mobile services
Total
6%
3%
0%
-3%
-6%
-9%
-12%
-15%
+4.9%
-0.8%
-4.6%
-12.2%
Q1 14 Q2 14 Q3 14 Q4 14 Q1 15 Q2 15 Q3 15 Q4 15 Q1 16 Q2 16 Q3 16 Q416

FY adjusted EBITDA and EBITDA margin evolution (€m, %)



Mainly decrease of distribution costs and call rates; increase of digitalization
Employee share plan
Taxes
Activity effects & others
7,097
37.1% of rev.
-185
325
-31
-43
-29
7,134
37.6% of rev.
€222m
OPEX decrease
Adj. EBITDA FY'15 cb
Revenues growth
Explore2020 efficiency plan
Adj. EBITDA FY'16

Q4 2016 France commercial performance

Strong net adds in mobile and broadband despite a very competitive environment

Mobile contract net adds and churn rate



net adds excl. M2M in '000s
churn rate in %
14.2%
12.7%
+164
+76
+234
+179
+41
+153
+187
+131
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16
Q4 16

57% of broadband B2C customers are on **convergent** offers (+3pt yoy)

Fixed BB net adds (in '000s) and conquest share



FTTH
ADSL
BB conquest share
34%
41%
36%*
+67
+75
+117
+121
+97
+92
+133
+95
+75
+82
+108
+133
+115
+106
+126
+145
-8
-7
+9
-12
-18
-14
+7
-50
53%
of FTTH net adds are new clients
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16
Q4 16

4G **54%** of contract customer base excl. M2M have a **4G contract**

65% of B2C mobile voice contract are on **SIM-only** offers (+13pt yoy)

88% **4G** population coverage

6.9m **FTTH** connectable homes

1.5m **FTTH** customers

40% of retail BB customers are on **high-end** offers ** (+1pt yoy)

* Orange estimates ** Play and Jet

Q4 2016 Spain

Solid adjusted EBITDA growth driven by revenue and synergies

in €m	Q4 16	yoy cb	FY 16	yoy cb
Revenues	1,307	+7,9%	5,014	+6.0%
mobile services	671	+7.5%	2,630	+7.7%
mobile equipment	142	+21.5%	508	+3.4%
fixed services	492	+5.4%	1,872	+5.0%
other revenues	2	-	3	-
Adjusted EBITDA			1,349	+13.4%
Adjusted EBITDA margin			26.9%	+1.8pt
CAPEX			1,086	-1.3%
CAPEX/revenues			21.7%	-1.6pt

Broadband ARPU

12 months rolling ARPU, €/month


31.4€
30,1
30,8
30,9
31,4
Q1 16
Q2 16
Q3 16
Q4 16

Mobile ARPU

12 months rolling ARPU, €/month


13.7€
13,5
13,5
13,7
13,7
Q1 16
Q2 16
Q3 16
Q416

Revenue evolution (yoy in %)


Broadband services
Mobile services
Total
15%
10%
5%
0%
-5%
-10%
-15%
-20%
+10.7%
+7.9%
+7.5%
Q1 14
Q2 14
Q3 14
Q4 14
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16
Q416

FY adjusted EBITDA and EBITDA margin evolution (€m, %)


+13.4%
1,190
25.2% of rev.
283
-136
31
-19
1,349
26.9% of rev.
FY 15 cb
Revenues
Equipment, content and distribution costs
Interconnection costs
Other costs
FY 16

Q4 2016 Spain commercial performance

Strong net adds in mobile and fixed driven by convergence and FTTH investments

Mobile contract net adds and churn rate



net adds in '000s
churn rate in %
18.9%
18.3%
+122
+133
+244
+145
+177
Q4 15
Q1 16
Q2 16
Q3 16
Q4 16

84% of broadband B2C customers are on **convergent** offers (+2pt yoy)

Fixed BB net adds (in '000s)



FTTH
ADSL
+64
+44
+31
+57
+54
+246
+211
+199
+194
+199
-182
-167
-167
-137
-144
Q4 15
Q1 16
Q2 16
Q3 16
Q4 16

4G **7.9m** **4G** customers (+54% yoy)

99% of B2C mobile voice contract are on **SIM-only** offers

3m B2C **broadband convergent** customers (+188k yoy)

9.6m **FTTH** connectable homes (+2.8m yoy)

1.6m **FTTH** customers (x2 yoy) 16.8% adoption rate

507k **TV** customers (x1.7 yoy)

Q4 2016 Poland

Solid commercial momentum in post-paid and acceleration of FTTH take-up

in €m	Q4 16	yoy cb	FY 16	yoy cb
Revenues	681	+1.9%	2,644	-2.4%
mobile services	300	-3.4%	1,222	-2.6%
mobile equipment	84	+96.9%	249	+69.0%
fixed services	260	-7.4%	1,068	-8.4%
other revenues	37	+9.2%	104	-26.1%
Adjusted EBITDA			725	-10.2%
Adjusted EBITDA margin			+27.4%	-2.4pt
CAPEX			455	+2.4%
CAPEX/revenues			+17.2%	+0.8pt

Solid performance in post-paid
Mobile post-paid net adds in '000s



+274
+309*
+368
Q4 15
Q3 16
Q4 16

Promising FTTH take-up
Total base in'000s



+31
17
57
88
Q4 15
Q3 16
Q4 16

9.5m mobile **contract** customers — **+13%** yoy

4.3m **4G** customer base

0.6m Broadband B2C **convergent** customers — **+23%** yoy

1.5m **FTTH** connectable homes — **6%** FTTH adoption rate

79% of Q4 gross adds are new customers

* Excluding impact of customer base revision in Q3 2016

Q4 2016 Belgium & Luxembourg

ARPU growth despite EU roaming, adjusted EBITDA still growing excluding pylon tax effects

in €m	Q4 16	yoy cb	FY 16	yoy cb
Revenues	322	-0.2%	1,242	+0.5%
mobile services	259	+2.0%	1,021	+1.4%
mobile equipment	38	-4.3%	122	-5.0%
fixed services	19	+3.1%	73	-8.6%
other revenues	6	-	27	-
Adjusted EBITDA			316	+14.4%
Adjusted EBITDA margin			+25.4%	+3.1pt
CAPEX			168	-13.2%
CAPEX/revenues			+13.5%	-2.1pt

3.2m mobile **contract** customers — **+1%** yoy

1.5m **4G** customer base

33k Belgium **cable** customers — **+16K** net adds

Adjusted EBITDA excl. Walloon pylon tax (in €m, % yoy)


+1.1%
297
-28
35
-3
300
FY 2015 excl. Wallon pylon tax
Regulatory impact
Revenues
Costs
FY 2016 excl. Wallon pylon tax

Belgium contract ARPU growing despite EU roaming
in % yoy


+3.6%
+3.3%
+3.4%
+1.5%
+1.8%
Q4 15
Q1 16
Q2 16
Q3 16
Q4 16

Q4 2016 Central European countries

Solid revenue growth boosted by post-paid mobile

in m€	Q4 16	yoy cb	FY 16	yoy cb
Revenues	433	+2.6%	1,648	+1.9%
mobile services	343	+1.8%	1,344	+1.3%
mobile equipment	42	+15.1%	122	+8.1%
fixed services	34	+0.6%	134	+2.5%
other revenues	14	-4.4%	48	+5.2%
Adjusted EBITDA			554	+0.6%
Adjusted EBITDA margin			+33.6%	-0.4pt
CAPEX			251	-2.7%
CAPEX/revenues			+15.2%	-0.7pt

Revenue growth boosted by Romania
yoy in %



Central Europe
Romania
+7.4%
+6.5%
+3.3%
+3.3%
+3.8%
+2.9%
+2.8%
+1.5%
+0.8%
+2.6%
Q4 15
Q1 16
Q2 16
Q3 16
Q4 16

8.2m
mobile **contract** customers
+4% yoy

3.2m
4G customer base

123k
VHBB customers
+15%* yoy

o/w **40k** customers from acquisition of Sun communications

Orange Money launched in Romania in November 2016

* excluding effect of Sun communications acquisition

Q4 2016 Africa & Middle East

New revenue streams driving growth despite adverse factors

in €m	Q4 16	yoy cb	FY 16	yoy cb
Revenues	1,359	+1.6%	5,245	+2.6%
mobile services	1,141	+3.5%	4,331	+3.9%
mobile equipment	22	+0.3%	79	-2.1%
fixed services	182	-7.5%	754	-2.5%
Adjusted EBITDA			1,658	-1.0%
Adjusted EBITDA margin			31.6%	-1.2pt
CAPEX			962	-4.2%
CAPEX/revenues			18.3%	-1.3pt

EBITDA growth impacted by FX effect in Egypt


EGP FX effects
Underlying trend impacted by KYC process, voice traffic decrease, tax inflation and network rollout
1,667
-79
86
1,674
-40
24
1,658
Adj. EBITDA 2015 historical
EGP conversion impact
Perimeter and other conversion impact
Adj. EBITDA 2015 cb
FX Gains and Losses on operational items
Underlying EBITDA growth
Adj. EBITDA 2016

New business drivers continue to sustain growth

+58%

Orange Money revenue growth yoy in Q4

29m customers

8.4m active customers in last 30 days

+31%

Data revenue growth yoy in Q4

4G available in 10 countries

+8%

B2B revenue growth yoy in Q4

Q4 2016 Enterprise

Improving voice revenues trend and ongoing growth of IT and integration services

in m€	Q4 16	yoy cb	FY 16	yoy cb
Revenues	1,642	-0.1%	6,398	+0.7%
voice	375	-0.6%	1,502	-1.5%
data	704	-2.8%	2,837	-0.6%
IT&IS	563	+3.9%	2,058	+4.4%
Adjusted EBITDA			1,014	+8.0%
Adjusted EBITDA margin			+15.9%	+1.1pt
CAPEX			336	+5.1%
CAPEX/revenues			+5.3%	+0.2pt

+26% yoy in Q4

Security revenue growth

FY 2016 **+17% yoy**

+20% yoy in Q4

Cloud revenue growth

FY 2016 **+17% yoy**

Revenues per segment (yoy in %)



IT
Data
Voice
Total
9.0%
6.0%
3.0%
0.0%
-3.0%
-6.0%
Q4 15
Q116
Q216
Q316
Q4 16
+3.9%
-0.1%
-0.6%
-2.8%

Voice accesses evolution in France (yoy in %)



PSTN
XoIP
+2.7%
-6.3%
+6.4%
-4.7%
+6.6%
-4.8%
FY15
H1 16
FY16

Section four
2017 guidance

2017 guidance

Group adjusted EBITDA	2017 > 2016 comparable basis
Net debt / Adjusted EBITDA Telecom	Around 2x in the medium term
Dividend	2017 dividend * €0.65 +€0.05 December 2017 2017 interim of €0.25
M&A policy	Selective with focus on existing footprint

* Subject to shareholders' approval



Appendices

EBITDA adjustments

in €m	Q4'15 cb	Q4'16 actual	FY'15 cb	FY'16 actual
EBITDA adjusted	3,032	3,172	12,524	12,682
restructuring and integration	-89	-149	-183	-499
litigations	-37	-27	-450	10
labour related	-424	-411	-572	-525
o\w Senior Part Time	-434	-411	-547	-525
o\w Holiday pay			-35	
portfolio review and others		-9		51
EBITDA reported	2,482	2,576	11,319	11,719

1 mainly restructuring costs in Spain and costs related to the end of the contract with M6 Mobile in H1 2016

In order to clarify our disclosures, the terms "EBITDA" and "Restated EBITDA" are no longer used and are replaced by new terms:

"Restated EBITDA" is replaced by "Adjusted EBITDA"
"EBITDA" is replaced by "Reported EBITDA"
"Restatements of EBITDA" is replaced by "Adjustments of EBITDA"

The nature and components of these aggregates remain unchanged since H1 2016; it is only a change in terms.

Strong liquidity position at the end of 2016

Bonds*/bank loans/leases repayments end of 2016
in €bn



bonds
bank loans & others
3.0
2.3
3.5
3.1
4.8
4.4
2.0
1.4
2.8
2.5
12.9
12.7
2017
2018
2019
2020
2021
>2021

Liquidity position as of December, 31st 2016



14,2
6,4
7,8
cash
available credit lines
liquidity position as of 31 Dec 2016

Current rating of long term debt

Moody's	**Baa1 stable**
S&P	**BBB+ stable**
Fitch ratings	**BBB+ stable**

Gross debt structure

84% with fixed rate

88% in bonds

- Strong liquidity position of €14.2bn as of December 31st 2016, including €7.8bn in cash.
- As part of its prudent liquidity management and to secure its financing at attractive conditions, Orange issued 2,6bn€ of bonds in 2016, o/w USD 1,25m bearing a -0,15% interest after hedging in euro and maturing in 2019.
- Orange signed in December 2016 the renewal of its €6,0bn syndicated credit facility with 24 banks, having a 5-year maturity and two one-year extension options.

* after derivatives

Revenues yoy evolution


Group
yoy
1%
0%
-1%
-2%
-3%
-4%
-5%
-6%
-4.1%
-4.8%
-4.0%
-5.1%
-3.8%
-3.4%
-2.3%
-0.6%
-0.9%
-0.2%
+0.5%
+0.1%
+0.6%
0.0%
+0.8%
+1.0%
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2013
2014
2015
2016
2016


France
0%
-1%
-2%
-3%
-4%
-5%
-0.8%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4
14
15
16


Africa & the Middle-East
10%
8%
6%
4%
2%
0%
+1.6%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4
14
15
16


Europe
5%
0%
-5%
-10%
+4.5%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4
14
15
16


Enterprise
4%
2%
0%
-2%
-4%
-0.1%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4
14
15
16


Spain
10%
5%
0%
-5%
-10%
+7.9%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4
14
15
16


Poland
2%
0%
-2%
-4%
-6%
-8%
+1.9%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4
14
15
16


Belgium & Luxemburg
5%
0%
-5%
-10%
-15%
-20%
-0.2%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4
14
15
16


Central European countries
4%
2%
0%
-2%
-4%
-6%
-8%
+2.6%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4
14
15
16